Notice of Distribution to Equant’s Shareholders

AMSTERDAM, Netherlands (May 26, 2005) – ENV International N.V. in liquidatie (formerly Equant N.V.) (NYSE: ENT, Euronext Paris: EQU) today announced that the company’s liquidator has made a liquidating distribution (“uitkering bij voorbaat”) to its shareholders of €4.30 per outstanding share, representing 100 percent of the proceeds from the sale of Equant N.V.’s assets and liabilities to France Telecom. No further distributions will be made.

Holders of shares are entitled to a distribution on the shares that were registered in their name at the close of business on May 25, 2005. Holders of shares traded on the New York Stock Exchange will receive an amount per share equal to the US dollar equivalent of €4.30.

Trading in the company’s ordinary shares on Euronext Paris and on the New York Stock Exchange was suspended at the close of business on May 23, 2005. The trading will remain suspended until the delisting of the company’s shares on Euronext Paris and on the New York Stock Exchange.

The Equant Group, now headed by Equant B.V., continues Equant’s activities under the full ownership of the France Telecom Group.

CONTACTS

ENV Liquidator B.V.	Equant Investor Relations

Tim Koster	Ashley Rayfield
+31 10 201 3628	+44 208 321 4581
tim.koster@freeland-ca.com	ashley.rayfield@equant.com

Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com